                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 8)


                            Stratos International, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                           $0.01 par value Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                  863100-20-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Ali L. Karshan
                                 Citigroup Inc.
                                 425 Park Avenue
                            New York, New York 10043
                                 (212) 559-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 27, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

----------

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  SCHEDULE 13D

CUSIP No. 863100-20-2
-----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citicorp Venture Capital Ltd.*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   1,439,207
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   1,439,207
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,439,207
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
* This filing does not reflect any securities beneficially owned by the Citigroup Asset Management business unit ("CAM").

                                  SCHEDULE 13D

CUSIP No. 863100-20-2
-----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citibank, N.A.*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     National Banking Association
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   1,439,207
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   1,439,207
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,439,207
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     BK
--------------------------------------------------------------------------------
*  This filing does not represent any securities beneficially owned by CAM.

                                  SCHEDULE 13D

CUSIP No. 863100-20-2
-----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citicorp Holdings Inc.*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   1,439,207
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   1,439,207
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,439,207
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------
*  This filing does not represent any securities beneficially owned by CAM.

                                  SCHEDULE 13D

CUSIP No. 863100-20-2
----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citigroup Inc.*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   1,439,229
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   1,439,229
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,439,229
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------
*  This filing does not reflect any securities beneficially owned by CAM.
** Includes (i) 1,439,207 shares of Common Stock directly beneficially owned by Citicorp Venture Capital Ltd. and (ii) 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup Inc.

ITEM 1. SECURITY AND COMPANY.

This Amendment No. 8 to Schedule 13D amends the Schedule 13D filed on November 17, 2003, as amended by Amendment No. 1 filed on May 31, 2005, Amendment No. 2 filed on June 24, 2005, Amendment No. 3 filed on July 8, 2005, Amendment No. 4 filed on July 21, 2005, Amendment No. 5 filed on August 25, 2005, Amendment No. 6 filed on September 1, 2005 and Amendment No. 7 filed on September 15, 2005, relating to the common stock, par value $0.01 per share (the "Common Stock"), of Stratos International, Inc. ("Stratos" or the "Company"). Stratos' principal executive office is located at 7444 West Wilson Avenue, Chicago, Illinois 60706.

Except as otherwise described herein, the information contained in the
Schedule 13D, as previously amended, remains in effect, and all capitalized terms shall have the meaning previously ascribed to them. Information given in response to each item in this Schedule 13D shall be deemed incorporated by reference in all other items.

ITEM 2. IDENTITY AND BACKGROUND

The response to Item 2 is hereby amended and restated as follows.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects securities beneficially owned by Citigroup, a holding company for a global financial services group, on behalf of itself and its subsidiaries, excluding CAM. CAM, its executive officers and directors and its direct and indirect subsidiaries may beneficially own securities of Stratos, and such securities are not reported in this filing. Citigroup disclaims beneficial ownership of securities beneficially owned by CAM, and CAM disclaims beneficial ownership of the securities reported herein.

(a) This Statement is being filed by (i) Citicorp Venture Capital Ltd. ("CVC"), by virtue of its direct ownership of Common Stock, and (ii) Citibank, N.A. ("Citibank"), Citicorp Holdings Inc. ("CHI") and Citigroup Inc. ("Citigroup"), by virtue of their direct and indirect ownership of the stock of CVC. CVC, Citibank, CHI and Citigroup are collectively the "Reporting Persons" and each a "Reporting Person."

(b-c) CVC is a New York corporation. Its principal business office is located at 399 Park Avenue, New York, New York 10043. CVC is principally engaged in the business of venture capital and private equity investment.

Citibank is a national banking association and is the sole stockholder of CVC. Its principal business office is located at 399 Park Avenue, New York, New York 10043. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

Prior to the merger of Citigroup Holdings Company ("CHC") and Citicorp with and into Citigroup effective August 1, 2005 (the "Merger"), (i) Citicorp was the sole stockholder of Citibank, (ii) CHC was the sole stockholder of Citicorp and (iii) Citigroup was the sole stockholder of CHC. Upon completion of the Merger, CHI became the sole stockholder of Citibank.

CHI is a Delaware corporation and is the sole stockholder of Citibank. Its principal business office is located at 399 Park Avenue, New York, New York 10043. CHI is a U.S. bank holding company and is principally engaged, through its subsidiaries, in providing general financial services.

Citigroup is a Delaware corporation and is the sole stockholder of CHI. Its principal business office is located at 399 Park Avenue, New York, New York 10043. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

Attached as Schedules A through D is certain information concerning the executive officers and directors of CVC, Citibank, CHI and Citigroup, respectively.

(d-e) On November 19, 2001, the SEC instituted public cease-and-desist proceedings against The State Bank of India ("SBI") and Citibank, N.A ("Citibank"), a subsidiary of Citigroup Inc. ("Citigroup"), related to an unregistered offering of securities in the United States by SBI and Citibank. Citibank was found to have violated Sections 5(a) and (c) of the Securities Act of 1933 ("Securities Act"), by offering and selling securities and was ordered to cease and desist, pursuant to Section 8A of the Securities Act, from committing or causing any violation and any future violation of Sections 5(a) and (c) of the Securities Act.

On December 3, 2002, Salomon Smith Barney Inc. ("Salomon Smith Barney"), now named Citigroup Global Markets Inc. ("CGMI"), a subsidiary of Citigroup, was one of eight respondents to settle SEC, NYSE, and NASD charges of violations of the record-keeping requirements of Section 17(a) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 17a-4 thereunder during the period from 1999 to at least 2001. The SEC order found that, during all or part of the relevant period, each Respondent failed to preserve for three years, and/or to preserve in an accessible place for two years, electronic mail communications (including inter-office memoranda and communications) received and sent by its agents and employees that related to its business as a member of an exchange, broker or dealer. The SEC order also found that each of the respondents lacked adequate systems or procedures for the preservation of electronic mail communications. The SEC order required the respondents to cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Exchange Act and Rule 17a-4 promulgated thereunder. Respondents were censured pursuant to Section 15(b)(4) of the Exchange Act. Each respondent was also required to pay the amount of $1,650,000, divided equally between the SEC, NASD, and NYSE.

On April 28, 2003, Salomon Smith Barney announced final agreements with the SEC, the NASD, the NYSE and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices. Salomon Smith Barney paid $300 million for retrospective relief, plus $25 million for investor education, and committed to spend $75 million to provide independent third-party research to its clients at no charge. Salomon Smith Barney adopted new policies and procedures to further ensure the independence of its research and addressed other issues identified in the course of the investigation. Salomon Smith Barney reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements did not establish wrongdoing or liability for purposes of any other proceeding.

On July 28, 2003, Citigroup settled enforcement proceedings related to the manipulation of Enron's and Dynegy's financial statements. The Commission found that Citigroup knew or should have known that the acts or omissions described in the Order would contribute to Enron's and Dynegy's violations of Exchange Act Section 10(b) and Exchange Act Rule 10b-5. Consequently, Citigroup was found to be a cause of Enron's and Dynegy's violations within the meaning of Exchange Act Section 21C. Citigroup consented to an order to cease and desist from committing or causing any violation of the antifraud provisions of the federal securities laws, and agreed to pay $120 million as disgorgement, interest and penalty.

On March 23, 2005, the SEC entered an administrative and cease-and-desist order against CGMI. The SEC order found that CGMI willfully violated Section 17(a)(2) of the Securities Act and Rule 10b-10 promulgated under the Exchange Act. Specifically, the order found that there were two distinct disclosure failures by CGMI in the offer and sale of mutual fund shares to its customers. Based on these findings, the Order censured CGMI, required that CGMI cease and desist from committing or causing violations and future violations of Section 17(a) of the Securities Act and Exchange Act Rule 10b-10, and required that CGMI pay a $20 million civil money penalty.

In a related proceeding on March 22, 2005, the NASD accepted a Letter of Acceptance, Waiver and Consent dated March 18, 2005 (the "AWC") that had been submitted by CGMI. Without admitting or denying the findings, CGMI accepted and consented, prior to a hearing and without an adjudication of any issue of law or fact, to the entry of findings by NASD. Based on its findings and with CGMI's consent, the NASD censured CGMI and fined it $6.25 million. In the AWC, CGMI also agreed to complete certain undertakings, including retaining an Independent Consultant, among other things, to conduct a comprehensive review of the completeness of its disclosures regarding the differences in mutual fund share classes and the policies and procedures relating to CGMI's recommendations to its customers of different class shares of mutual funds.

On May 31, 2005, the SEC issued an order in connection with the settlement of an administrative proceeding against Smith Barney Fund Management LLC ("SBFM"), a subsidiary of Citigroup, and CGMI relating to the appointment of an affiliated transfer agent for the Smith Barney family of mutual funds ("Smith Barney Funds"). The SEC order finds that SBFM and CGMI willfully violated Section 206(1) of the Investment Advisers Act of 1940 ("Advisers Act"). Specifically, the order finds that SBFM and CGMI knowingly or recklessly failed to disclose to the Boards of the Smith Barney Funds in 1999 when proposing a new transfer agent arrangement with an affiliated transfer agent that: First Data Investors Services Group ("First Data"), the Smith Barney Funds' then-existing transfer agent, had offered to continue as transfer agent and do the same work for substantially less money than before; and that Citigroup Asset Management ("CAM"), the Citigroup business unit that includes the Smith Barney Fund's investment manager and other investment advisory companies, had entered into a side letter with First Data under which CAM agreed to recommend the appointment of First Data as sub-transfer agent to the affiliated transfer agent in exchange, among other things, for a guarantee by First Data of specified amounts of asset management and investment banking fees to CAM and CGMI. The order also finds that SBFM and CGMI willfully violated Section 206(2) of the Advisers Act by virtue of the omissions discussed above and other misrepresentations and omissions in the materials provided to the Smith Barney Funds' Boards, including the failure to make clear that the affiliated transfer agent would earn a high profit for performing limited functions while First Data continued to perform almost all of the transfer agent functions, and the suggestion that the proposed arrangement was in the Smith Barney Funds' best interests and that no viable alternatives existed. SBFM and CGMI do not admit or deny any wrongdoing or liability. The settlement does not establish wrongdoing or liability for purposes of any other proceeding.

The SEC censured SBFM and CGMI and ordered them to cease and desist from violations of Sections 206(1) and 206(2) of the Advisers Act. The order requires Citigroup to pay $208.1 million, including $109 million in disgorgement of profits, $19.1 million in interest, and a civil money penalty of $80 million. The order also requires that transfer agency fees received from the Smith Barney Funds since December 1, 2004 less certain expenses be placed in escrow and provides that a portion of such fees may be subsequently distributed in accordance with the terms of the order. The order requires SBFM to recommend a new transfer agent contract to the Smith Barney Fund Boards within 180 days of the entry of the order; if a Citigroup affiliate submits a proposal to serve as transfer agent or sub-transfer agent, an independent monitor must be engaged at the expense of SBFM and CGMI to oversee a competitive bidding process. Under the order, Citigroup also must comply with an amended version of a vendor policy that Citigroup instituted in August 2004. That policy, as amended, among other things, requires that when requested by a Smith Barney Fund Board, CAM will retain at its own expense an independent consulting expert to advise and assist the Board on the selection of certain service providers affiliated with Citigroup.

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedules A through D attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

The response to Item 5 is hereby amended and supplemented as follows:

The ownership calculations in Item 5 are based upon the holdings of the Reporting Persons and the 14,582,650 shares of Common Stock outstanding as of September 12, 2005, as indicated in the Form 10-Q filed by Stratos on September 13, 2005.

(a) CVC directly beneficially owns 1,439,207 shares of Common Stock, or 9.9% of the outstanding shares of Common Stock. CVC disclaims beneficial ownership of 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

Citibank owns all of the outstanding common stock of CVC and, as a result, indirectly beneficially owns 1,439,207 shares of Common Stock directly beneficially owned by CVC, or 9.9% of the outstanding shares of Common Stock. Citibank disclaims beneficial ownership of 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

CHI owns all of the outstanding common stock of Citibank and, as a result, indirectly beneficially owns 1,439,207 shares of Common Stock beneficially owned by Citibank, or 9.9% of the outstanding shares of Common Stock. CHI disclaims beneficial ownership of 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

Citigroup owns all of the outstanding common stock of CHI and, as a result, indirectly beneficially owns 1,439,207 shares of Common Stock beneficially owned by CHI, or 9.9% of the outstanding shares of Common Stock. Citigroup also indirectly beneficially owns 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup. In total, Citigroup indirectly beneficially owns 1,439,229 shares of Common Stock, or 9.9% of the outstanding shares of Common Stock.

(b) CVC, Citibank, CHI and Citigroup may be deemed to share the voting and dispositive power of 1,439,207 shares of Common Stock directly beneficially owned by CVC. Citigroup may be deemed to share the voting and dispositive power of 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

The Reporting Persons understand that the individuals set forth on Schedules A through D own the number of shares of Common Stock set forth on Schedule E. Thomas F. McWilliams, an executive officer of CVC, beneficially owns 176,012 shares of Common Stock. Mr. McWilliams has sole voting power over 89,111 such shares and sole dispositive power over 176,012 such shares. David F. Thomas, a director and executive officer of CVC, beneficially owns 65,270 shares of Common Stock and has sole voting and dispositive power over such shares.

(c) To the best knowledge of the Reporting Persons, the Reporting Persons have engaged in the following transactions during the period since the filing of Amendment No. 7 to the Schedule 13D on September 15, 2005 and ending on the date hereof (excluding transactions that may have been effected for managed accounts with funds provided by third party customers):

On each of the following dates, CVC sold Common Stock in open market transactions in the amount and at the average price per share described below:

          DATE          COMMON STOCK SOLD         AVERAGE PRICE
          ----          -----------------         -------------

   September 14, 2005          37,600                   $5.92
   September 15, 2005           3,600                   $6.00
   September 16, 2005          10,500                   $6.00
   September 19, 2005          15,428                   $6.01
   September 20, 2005           2,000                   $6.03
   September 21, 2005          15,300                   $5.95
   September 23, 2005          22,160                   $5.85
   September 26, 2005          35,582                   $5.85
   September 27, 2005          23,397                   $5.88
   September 28, 2005           9,000                   $5.80

Other than the foregoing transactions, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the Persons named in Schedules A through D, has effected a transaction in the Company's securities during the period since the filing of Amendment No. 7 to the Schedule 13D on September 15, 2005 and ending on the date hereof (excluding transactions that may have been effected for managed accounts with funds provided by third party customers).

(d) Not applicable.

(e) Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated: September 29, 2005


          CITICORP VENTURE CAPITAL LTD.

          By: /s/ Anthony P. Mirra
          --------------------------------------
          Name: Anthony P. Mirra
          Title: Vice President


          CITIBANK, N.A.


          By: /s/ Ali L. Karshan
          --------------------------------------
          Name: Ali L. Karshan
          Title: Assistant Secretary


          CITICORP HOLDINGS INC.


          By: /s/ Kenneth S. Cohen
          --------------------------------------
          Name: Kenneth S. Cohen
          Title: Assistant Secretary


          CITIGROUP INC.


          By: /s/ Ali L. Karshan
          --------------------------------------
          Name: Ali L. Karshan
          Title: Assistant Secretary

                                      SCHEDULE A
                          EXECUTIVE OFFICERS AND DIRECTORS OF
                            CITICORP VENTURE CAPITAL LTD.

NAME, TITLE AND CITIZENSHIP                             PRINCIPAL OCCUPATION AND BUSINESS ADDRESS (399 PARK
(UNITED STATES UNLESS OTHERWISE INDICATED)              AVENUE, NEW YORK, NY 10043 UNLESS OTHERWISE INDICATED)
------------------------------------------              ------------------------------------------------------
William T. Comfort                                      Senior Vice President
Director and Executive Officer                          Citicorp Venture Capital Ltd.

David F. Thomas                                         Vice President and Managing Director
Director and Executive Officer                          Citicorp Venture Capital Ltd.

Michael A. Delaney                                      Vice President and Managing Director
Director and Executive Officer                          Citicorp Venture Capital Ltd.

Jennifer Cappello-Ruggiero                              Assistant Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

John P. Civantos                                        Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Lauren M. Connelly                                      Vice President and Secretary
Executive Officer                                       Citicorp Venture Capital Ltd.

Charles E. Corpening                                    Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Michael S. Gollner                                      Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Ian D. Highet                                           Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Darryl A. Johnson                                       Assistant Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Byron L. Knief                                          Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Richard E. Mayberry                                     Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Thomas F. McWilliams                                    Vice President and Managing Director
Executive Officer                                       Citicorp Venture Capital Ltd.

Anthony P. Mirra                                        Vice President and Assistant Secretary
Executive Officer                                       Citicorp Venture Capital Ltd.

Paul C. Schorr                                          Vice President and Managing Director
Executive Officer                                       Citicorp Venture Capital Ltd.

Joseph M. Silvestri                                     Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Michael D. Stephenson                                   Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

James A. Urry                                           Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

John D. Weber                                           Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

                                  SCHEDULE B
                     EXECUTIVE OFFICERS AND DIRECTORS OF
                                CITIBANK, N.A.

NAME, TITLE AND CITIZENSHIP                             PRINCIPAL OCCUPATION AND BUSINESS ADDRESS (399 PARK
(UNITED STATES UNLESS OTHERWISE INDICATED)              AVENUE, NEW YORK, NY 10043 UNLESS OTHERWISE  INDICATED)
------------------------------------------              -------------------------------------------------------
David C. Bushnell                                       Senior Risk Officer
Director and Executive Officer                          Citibank, N.A.

Sallie L. Krawcheck                                     Chief Financial Officer
Director and Executive Officer                          Citibank, N.A.

Stephen H. Long                                         Executive Vice President
Director                                                Citibank, N.A.

Alan S. MacDonald                                       Vice Chairman
Director and Executive Officer                          Citibank, N.A.
                                                        388 Greenwich Street
                                                        New York, NY 10013

Marjorie Magner                                         Vice Chairman
Director and Executive Officer                          Citibank, N.A.

William R. Rhodes                                       Chairman
Director and Executive Officer                          Citibank, N.A.

Todd S. Thomson                                         Vice Chairman
Director and Executive Officer                          Citibank, N.A.
                                                        388 Greenwich Street
                                                        New York, NY 10013

Anita Romero                                            Senior Vice President, General Counsel
Executive Officer                                       and Secretary
                                                        Citibank, N.A.

                                 SCHEDULE C
                     EXECUTIVE OFFICERS AND DIRECTORS OF
                            CITICORP HOLDINGS INC.

NAME, TITLE AND CITIZENSHIP                             PRINCIPAL OCCUPATION AND BUSINESS ADDRESS (399 PARK
(UNITED STATES UNLESS OTHERWISE INDICATED)              AVENUE, NEW YORK, NY 10043 UNLESS OTHERWISE INDICATED)
------------------------------------------              ------------------------------------------------------

David C. Bushnell                                       Executive Vice President and Senior Risk Officer
Director and Executive Officer                          Citicorp Holdings Inc.

Sallie L. Krawcheck                                     Executive Vice President and Chief Financial Officer
Director and Executive Officer                          Citicorp Holdings Inc.

Stephen H. Long                                         President, International Operations
Director                                                Citigroup Inc.

Alan S. MacDonald                                       Chief Operating Officer, Global Banking
Director and Executive Officer                          Citibank, N.A.
                                                        388 Greenwich Street
                                                        New York, NY 10013

Marjorie Magner                                         Chairman and Chief Executive Officer
Director and Executive Officer                          Global Consumer Group
                                                        Citigroup Inc.

William R. Rhodes                                       Chairman
Director and Executive Officer                          Citicorp Holdings Inc.

Todd S. Thomson                                         Chairman and Chief Executive Officer
Director and Executive Officer                          Global Wealth Management Group
                                                        Citigroup Inc.
                                                        388 Greenwich Street
                                                        New York, NY 10013

John C. Gerspach                                        Executive Vice President, Chief Accounting Officer and Controller
Executive Officer                                       Citicorp Holdings Inc.

Michael S. Helfer                                       Executive Vice President, General Counsel and Secretary
Executive Officer                                       Citicorp Holdings Inc.

Bonnie Howard                                           Chief Auditor
Executive Officer                                       Citicorp Holdings Inc.

Saul M. Rosen                                           Executive Vice President and Chief Tax Officer
Executive Officer                                       Citicorp Holdings Inc.

Guy R. Whittaker                                        Treasurer
Executive Officer                                       Citicorp Holdings Inc.

                                SCHEDULE D
                      EXECUTIVE OFFICERS AND DIRECTORS OF
                               CITIGROUP INC.

NAME, TITLE, AND CITIZENSHIP                     PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
----------------------------                     -----------------------------------------
C. Michael Armstrong                             Retired Chairman
Director                                         Hughes, AT&T and Comcast Corporation
United States                                    1114 Avenue of the Americas
                                                 New York, NY 10036

Alain J. P. Belda                                Chairman and Chief Executive Officer
Director                                         Alcoa Inc.
Brazil                                           390 Park Avenue
                                                 New York, NY 10022

George David                                     Chairman and Chief Executive Officer
Director                                         United Technologies Corporation
United States                                    One Financial Plaza
                                                 Hartford, CT 06101

Kenneth T. Derr                                  Chairman, Retired
Director                                         ChevronTexaco Corporation
United States                                    345 California Street
                                                 San Francisco, CA 94104

John M. Deutch                                   Institute Professor
Director                                         Massachusetts Institute of Technology
United States                                    77 Massachusetts Avenue
                                                 Cambridge, MA 02139

The Honorable Gerald R. Ford                     Former President of the United States of America
Honorary Director                                40365 Sand Dune Road
United States                                    Rancho Mirage, CA 92270

Roberto Hernandez Ramirez                        Chairman of the Board
Director                                         Banco Nacional de Mexico
Mexico                                           Actuario Roberto Medellin No. 800
                                                 Col. Sante Fe, 01210
                                                 Mexico City, Mexico

Ann Dibble Jordan                                Consultant
Director                                         2940 Benton Place, NW
United States                                    Washington, DC 20008-2718

Klaus Kleinfeld                                  President, Chief Executive Officer and Chairman of the Managing Board
Director                                         Siemens AG
Germany                                          Wittesbacherplatz 2
                                                 D-80333
                                                 Munich, Germany

Andrew N. Liveris                                President and Chief Executive Officer
Director                                         The Dow Chemical Company
Australia                                        2030 Dow Center
                                                 Midland, MI 48674

Dudley C. Mecum                                  Managing Director
Director                                         Capricorn Holdings, LLC
United States                                    30 East Elm Street
                                                 Greenwich, CT 06830


Anne M. Mulcahy                                  Chairman and Chief Executive Officer
Director                                         Xerox Corporation
United States                                    800 Long Ridge Road
                                                 Stamford, CT 06904

Richard D. Parsons                               Chairman and Chief Executive Officer
Director                                         Time Warner Inc.
United States                                    One Time Warner Center
                                                 New York, NY 10019

Charles Prince                                   Chief Executive Officer
Director and Executive Officer                   Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Dr. Judith Rodin                                 President
Director                                         The Rockefeller Foundation
United States                                    420 Fifth Avenue
                                                 New York, NY 10018

Robert E. Rubin                                  Member of the Office of the Chairman
Director and Executive Officer                   Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Franklin A. Thomas                               Consultant
Director                                         TFF Study Group
United States                                    595 Madison Avenue
                                                 New York, NY 10022

Sanford I. Weill                                 Chairman
Director and Executive Officer                   Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Ajay Banga                                       Chief Executive Officer
Executive Officer                                Global Consumer Group - International
India                                            Citigroup Inc.
                                                 399 Park Avenue
                                                 New York, NY 10043

Sir Winfried F. W. Bischoff                      Chairman
Executive Officer                                Citigroup Europe
United Kingdom and Germany                       33 Canada Square
                                                 Canary Wharf
                                                 London E14 5LB
                                                 United Kingdom

David C. Bushnell                                Senior Risk Officer
Executive Officer                                Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Michael A. Carpenter                             Chairman and Chief Executive Officer
Executive Officer                                Citigroup Global Investments
United States                                    Citigroup Inc.
                                                 399 Park Avenue
                                                 New York, NY 10043

Robert Druskin                                   Chief Executive Officer and President
Executive Officer                                Citigroup Corporate & Investment Banking
United States                                    388 Greenwich Street
                                                 New York, NY 10013

Steven J. Freiberg                               Chief Executive Officer
Executive Officer                                Global Consumer Group - North America
United States                                    Citigroup Inc.
                                                 399 Park Avenue
                                                 New York, NY 10043

John C. Gerspach                                 Controller and Chief Accounting Officer
Executive Officer                                Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Michael S. Helfer                                General Counsel and Corporate Secretary
Executive Officer                                Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Lewis B. Kaden                                   Vice Chairman and Chief Administrative Officer
Executive Officer                                399 Park Avenue
United States                                    New York, NY 10043

Sallie L. Krawcheck                              Chief Financial Officer
Executive Officer                                Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Marjorie Magner                                  Chairman and Chief Executive Officer
Executive Officer                                Global Consumer Group
United States                                    Citigroup Inc.
                                                 399 Park Avenue
                                                 New York, NY 10043

Manuel Medina-Mora                               Chief Executive Officer
Executive Officer                                Banco Nacional de Mexico, S.A.
Mexico                                           Act. Roberto Medellin No. 800-5, Torre Sur
                                                 Col. Santa Fe Pena Blanca, 01210
                                                 Mexico City, Mexico

William R. Rhodes                                Senior Vice Chairman
Executive Officer                                Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Todd S. Thomson                                  Chairman and Chief Executive Officer
Executive Officer                                Global Wealth Management Group
United States                                    Citigroup Inc.
                                                 388 Greenwich Street
                                                 New York, NY 10013

Stephen R. Volk                                  Vice Chairman
Executive Officer                                Citigroup Inc.
United States                                    388 Greenwich Street
                                                 New York, NY 10013


                                  SCHEDULE E
                           OWNERSHIP OF COMMON STOCK


                                SOLE VOTING            SOLE DISPOSITIVE       AGGREGATE AMOUNT
                                POWER                  POWER                  BENEFICIALLY OWNED
                                -----------            ----------------       ------------------
Thomas F. McWilliams            89,111                 176,012                176,012
David F. Thomas                 65,270                  65,270                 65,270